Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Second Quarter 2022 Financial Results

Hong Kong, August 24, 2022 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended June 30, 2022.

Second Quarter 2022 Financial Highlights

●	Total revenues were US$18.0 million, representing a decrease of 6.3% from US$19.2 million in the second quarter of 2021.

●	Gross profit was US$8.0 million, representing an increase of 47.2% from US$5.4 million in the second quarter of 2021.

●	Loss from operations was US$5.8 million, compared to a loss from operations of US$8.2 million in the second quarter of 2021.

●	Net loss was US$6.3 million, compared to a net loss of US$8.2 million in the second quarter of 2021.

●	Adjusted net loss (non-GAAP) was US$1.5 million, compared to an adjusted net loss of US$6.1 million in the second quarter of 2021.

●	Adjusted EBITDA (non-GAAP) was negative US$1.0 million, compared to negative US$5.5 million in the second quarter of 2021.

Second Quarter 2022 Operational Highlights

●	Total data consumed in the second quarter through the Company’s platform was 43,402 terabytes (4,405 terabytes procured by the Company and 38,997 terabytes procured by our business partners), representing an increase of 6.4% from 40,777 terabytes in the second quarter of 2021.

●	Average daily active terminals in the second quarter were 292,432 (1,223 owned by the Company and 291,209 owned by our business partners), representing an increase of 23.6% from 236,553 in the second quarter of 2021. 68.0% of daily active terminals was from uCloudlink 2.0 local data connectivity services and 32.0% of daily active terminals was from uCloudlink 1.0 international data connectivity services during the second quarter of 2022. Average daily data usage per terminal was 1.58 GB in June 2022.

●	As of June 30, 2022, we had served 2,275 business partners in 56 countries and regions. We had 184 patents with 116 approved and 68 pending approval, while our pool of SIM cards was from 311 MNOs globally as of June 30, 2022.

Executive Commentary

“We are more than pleased to announce that our total revenues reached US$18.0 million during the second quarter of 2022, which was slightly above our previous projection range due to a faster-than-expected recovery of international data connectivity services and development of local data connectivity services. We successfully achieved a positive operating cash flow for the first time since the second quarter of 2020 during the COVID-19 pandemic. During the quarter, we delivered mass 5G products to the global market, and these premium products have been exceptionally well received by customers in Japan and the United States. On the IoT side, our IP Camera launched last quarter with a domestic focus has been actively promoted internationally, and we expect to launch more 5G and IoT solutions and products that cater to the needs of a diverse set of enterprise and individual customers in the future. We believe our international data connectivity services business will continue to rebound and our innovative global 5G roaming solutions and technologies will facilitate us to strengthen the leading position in international data connectivity services. Leveraging our patented technologies such as cloud SIM technology and hyper-connectivity solution, our unique partnership base allows us to operate across more than 140 countries and regions, and our customized service alternatives allow us to provide reliable, high-quality and innovative mobile data connection. We believe that the transformation from ‘connected’ to ‘better connection’ is an inevitable trend of the information age, and we are committed to building a PaaS and SaaS ecosystem that offers flexible data connectivity solutions for our customers. This continues to be an important part of our growth strategy that we anticipate fueling long-term prosperity for the Company.” said Chaohui Chen, Director and CEO of UCLOUDLINK.

Yimeng Shi, Chief Financial Officer of UCLOUDLINK, stated, “In the second quarter of 2022, revenues from services were US$11.2 million, representing an increase of 20.7% from US$9.3 million in the same period of 2021. Parallel to revenue from services outperformance, we also saw significant increase in gross margin on services to 56.2% from 45.4% in the prior-year period, which was primarily attributable to higher margin profiles from international data connectivity services. Excluding share-based compensation, operating expenses as a percentage of total revenues decreased to 41% in the second quarter of 2022 from 61% during the same period of 2021, showcasing tangible results from the Company’s efficiency improvement strategy on business operation. We believe we will continue strengthening our solid financial and operational position as we look to accelerate growth.”

Second Quarter 2022 Financial Results

Revenues

Total Revenues were US$18.0 million, representing a decrease of 6.3% from US$19.2 million in the same period of 2021.

●	Revenues from services were US$11.2 million, representing an increase of 20.7% from US$9.3 million in the same period of 2021. This increase was primarily attributable to the increase in revenues from international and local data connectivity services, partially offset by a decrease in revenues from PaaS and SaaS services.

●	Revenues from data connectivity services were US$8.6 million, representing an increase of 42.5% from US$6.0 million in the same period of 2021. This increase was primarily attributable to an increase in revenues from international data connectivity services to US$6.8 million in the second quarter of 2022 from US$4.8 million in the same period of 2021, and an increase in revenues from local data connectivity services to US$1.8 million in the second quarter of 2022 from US$1.2 million in the same period of 2021. This increase in revenues from data connectivity services was mainly attributable to the gradual recovery of international travel and the continuous development of our local data connectivity services.

●	Revenues from PaaS and SaaS services were US$2.5 million, representing a decrease of 21.9% from US$3.2 million in the same period of 2021. This decrease was primarily due to a decrease in certain customized software upgrade services provided compared to the same period of 2021.

●	Revenues from sales of products were US$6.8 million, representing a decrease of 31.7% from US$9.9 million in the same period of 2021, primarily due to the decrease in sales of data related products and others.

●	Geographic Distribution

During the second quarter of 2022, as a percentage of our total revenues, Japan contributed 38.1%, Mainland China contributed 1.4% and other countries and regions contributed the remaining 60.5%, compared to 52.6%, 8.3% and 39.1%, respectively, in the same period of 2021.

Cost of Revenues

Cost of revenues was US$10.0 million, representing a decrease of 27.2% from US$13.8 million in the same period of 2021. This decrease was mainly attributable to lower costs associated with the decrease in sales of products.

●	Cost of services was US$4.9 million, representing a decrease of 3.0% from US$5.1 million in the same period of 2021.

●	Cost of products sold was US$5.1 million, representing a decrease of 41.3% from US$8.7 million in the same period of 2021.

Gross Profit

Overall gross profit was US$8.0 million, compared to US$5.4 million in the same period of 2021. Overall gross margin was 44.1% in the second quarter of 2022, compared to 28.1% in the same period of 2021.

Our gross profit on services was US$6.3 million, compared to US$4.2 million in the same period of 2021. Our gross margin on services was 56.2% in the second quarter of 2022, compared to 45.4% in the same period of 2021.

Our gross profit on sales of products was US$1.7 million, compared to US$1.2 million in the same period of 2021. Our gross margin on sales of products was 24.1% in the second quarter of 2022, compared to 11.8% in the same period of 2021.

Operating Expenses

Total operating expenses were US$8.3 million, compared to US$12.9 million in the same period of 2021.

●	Research and development expenses were US$2.4 million, representing a decrease of 20.4% from US$3.0 million in the same period of 2021. This decrease was primarily due to a decrease of US$0.8 million in staff costs related to cost control measures, partially offset by an increase of US$0.3 million in share-based compensation expenses.

●	Sales and marketing expenses were US$2.5 million, representing a decrease of 33.7% from US$3.8 million in the same period of 2021. This decrease was primarily due to a decrease of US$0.8 million in promotional fees and a decrease of US$0.4 million in staff costs related to cost control measures.

●	General and administrative expenses were US$3.4 million, representing a decrease of 44.1% from US$6.1 million in the same period of 2021. This decrease was primarily due to a decrease of US$1.5 million in professional service fees, a decrease of US$0.8 million in staff costs related to cost control measures, and a decrease of US$0.4 million in share-based compensation expenses.

Loss from Operations

Loss from operations was US$5.8 million, compared to a loss from operations of US$8.2 million in the same period of 2021.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax credit/expenses and depreciation and amortization, was negative US$1.0 million, compared to negative US$5.5 million in the same period of 2021.

Net Interest Expenses

Net interest expenses were US$0.2 million, compared to net interest expenses of US$0.05 million in the same period of 2021.

Net Loss

Net loss was US$6.3 million, compared to a net loss of US$8.2 million in the same period of 2021.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss, which excludes the impact of share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$1.5 million, compared to an adjusted net loss US$6.1 million in the same period of 2021.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.22 in the second quarter of 2022, basic and diluted loss per ADS was US$0.29 in the same period of 2021.

Cash and Cash Equivalents and Short-Term Deposits

As of June 30, 2022, the Company had cash and cash equivalents and short-term deposits of US$12.2 million, compared to US$11.2 million as of March 31, 2022. This increase was primarily contributed to net inflow of US$2.5 million from operations and net proceeds of US$2.2 million from bank borrowings, partially offset by a repayment of US$2.9 million for bank borrowings.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.2 million compared to US$0.3 million in the same period of 2021.

Business Outlook

For the third quarter of 2022, UCLOUDLINK expects total revenues to be between US$18.0 million and US$19.0 million, representing a decrease of 1.6% to 6.7% compared to the same period of 2021.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand. The global outbreak of COVID-19, which has had a severe and negative impact on the global economy since the first quarter of 2020, continues to present various global risks, the full impact of which are still evolving. We will carefully monitor COVID-19 related factors such as vaccine rollouts, the impact of which is difficult to analyze and predict, and subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net loss and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net loss is defined as net loss excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net loss excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax credit/expenses and depreciation and amortization.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Wednesday, August 24, 2022 (8:30 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free):	0-800-279-9489
UK (Local Toll):	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157
Australia (Toll Free):	1-800-121301

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hours after the end of the conference until August 31, 2022 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	4943035

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Jillian Zeng
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
The Equity Group Inc.
Alice Zhang, Investor Relations Analyst
Tel: +1-212-836-9610
E-mail: azhang@equityny.com

In China:
Lucy Ma, Associate
Tel: +86 10 5661 7012
E-mail: lma@equityny.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of June 30,
	2021	2022
ASSETS
Current assets
Cash and cash equivalents	7,868	11,985
Short-term deposit	196	195
Accounts receivable, net	14,923	12,919
Inventories	6,133	4,937
Prepayments and other current assets	6,225	5,078
Other investments	12,587	10,177
Amounts due from related parties	1,153	271
Total current assets	49,085	45,562
Non-current assets
Prepayments	1,310	916
Long-term investments	1,867	1,853
Other investments	12,058	7,738
Property and equipment, net	1,796	1,455
Intangible assets, net	1,009	887
Total non-current assets	18,040	12,849
TOTAL ASSETS	67,125	58,411

LIABILITIES
Current liabilities
Short term borrowings	3,177	5,224
Accrued expenses and other liabilities	27,580	25,282
Accounts payable	12,986	9,952
Amounts due to related parties	1,453	1,376
Contract liabilities	1,575	1,492
Convertible promissory notes	-	4,524
Financial derivative instrument	-	672
Total current liabilities	46,771	48,522
Non-current liabilities
Other non-current liabilities	262	233
Total non-current liabilities	262	233
TOTAL LIABILITIES	47,033	48,755

SHAREHOLDERS’ EQUITY
Class A ordinary shares	8	8
Class B ordinary shares	6	6
Additional paid-in capital	230,048	231,984
Accumulated other comprehensive (loss)/income	(446)	1,386
Accumulated losses	(209,524)	(223,728)
TOTAL SHAREHOLDERS’ EQUITY	20,092	9,656
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	67,125	58,411

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of US$, except for share and per share data)

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Revenues	19,240	18,024	36,934	33,637
Revenues from services	9,327	11,257	17,710	21,084
Sales of products	9,913	6,767	19,224	12,553
Cost of revenues	(13,837)	(10,069)	(26,000)	(19,847)
Cost of services	(5,090)	(4,936)	(10,460)	(9,947)
Cost of products sold	(8,747)	(5,133)	(15,540)	(9,900)
Gross profit	5,403	7,955	10,934	13,790
Research and development expenses	(3,040)	(2,419)	(6,839)	(5,101)
Sales and marketing expenses	(3,775)	(2,503)	(7,216)	(5,290)
General and administrative expenses	(6,098)	(3,408)	(17,046)	(7,988)
Other expense, net	(714)	(5,440)	(3,378)	(8,776)
Loss from operations	(8,224)	(5,815)	(23,545)	(13,365)
Interest income	5	2	9	5
Interest expenses	(50)	(184)	(89)	(346)
Amortization of beneficial conversion feature	-	(237)	-	(456)
Loss before income tax	(8,269)	(6,234)	(23,625)	(14,162)
Income tax credit/(expense)	4	(118)	4	(119)
Share of profit in equity method investment, net of tax	53	63	53	77
Net loss	(8,212)	(6,289)	(23,568)	(14,204)
Attributable to:
Equity holders of the Company	(8,212)	(6,289)	(23,568)	(14,204)

Loss per share for Class A and Class B ordinary shares
Basic	(0.03)	(0.02)	(0.08)	(0.05)
Diluted	(0.03)	(0.02)	(0.08)	(0.05)

Loss per ADS (10 Class A shares equal to 1 ADS)
Basic	(0.29)	(0.22)	(0.83)	(0.49)
Diluted	(0.29)	(0.22)	(0.83)	(0.49)

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	283,299,397	289,747,650	283,008,578	291,887,614
Diluted	283,299,397	289,747,650	283,008,578	291,887,614

Net loss	(8,212)	(6,289)	(23,568)	(14,204)
Other comprehensive income, net of tax
Foreign currency translation adjustment	(283)	1,880	432	1,832
Total comprehensive loss	(8,495)	(4,409)	(23,136)	(12,372)

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Net cash (used in)/generated from operating activities	(6,143)	2,462	(12,851)	(1,976)
Net cash used in investing activities	(195)	(186)	(480)	(179)
Net cash (used in)/generated from financing activities	(52)	(719)	1,844	7,002
(Decrease)/increase in cash, cash equivalents and restricted cash	(6,390)	1,557	(11,487)	4,847
Cash, cash equivalents and restricted cash at beginning of the period	24,715	11,010	30,226	7,868
Effect of exchange rates on cash, cash equivalents and restricted cash	56	(582)	(358)	(730)
Cash, cash equivalents at end of the period	18,381	11,985	18,381	11,985

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Reconciliation of Net Loss to Adjusted Net Loss
Net loss	(8,212)	(6,289)	(23,568)	(14,204)
Add: share-based compensation	1,159	1,011	6,706	1,711
fair value loss in other investments	1,027	3,822	3,551	6,731
Less: share of profit in equity method investment, net of tax	(53)	(63)	(53)	(77)
Adjusted net loss	(6,079)	(1,519)	(13,364)	(5,839)

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	(8,212)	(6,289)	(23,568)	(14,204)
Add:
Interest expense	50	184	89	346
Income tax (credit)/expense	(4)	118	(4)	119
Depreciation and amortization	568	228	1,144	522
EBITDA	(7,598)	(5,759)	(22,339)	(13,217)
Add: share-based compensation	1,159	1,011	6,706	1,711
fair value loss in other investments	1,027	3,822	3,551	6,731
Less: share of profit in equity method investment, net of tax	(53)	(63)	(53)	(77)
Adjusted EBITDA	(5,465)	(989)	(12,135)	(4,852)